FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces an extension of and amendment to the tender offer for Piedmont Office Realty Trust, Inc. (NYSE:PDM)

Moraga, Calif. (Market Wire)—February 24, 2010-- The Purchasers affiliated with MacKenzie Patterson Fuller, LP which are identified in the tender offer for Piedmont Office Realty Trust (NYSE:PDM) have extended the expiration date with respect to their tender offer for Class A and Class B Shares (the “Shares”) in Piedmont Office Realty Trust, Inc. (“Piedmont REIT”), through March 23, 2010.  The Purchasers are offering to purchase up to 500,000 Shares (of either Class A, Class B-1, Class B-2, or Class B-3) for $10 per Share.

The Purchasers are extending this offer because they have learned that it was not properly disseminated yet by DTC to its participants.  As of the date hereof, no Shares have been tendered by Shareholders and not withdrawn.  No other Shares have been tendered to date.

Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556